Granite Ridge Resources, Inc.

137 Newbury Street, 7th Floor

Boston, MA 02116

September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Joanna Lam and Raj Rajan

Re:	Granite Ridge Resources, Inc.

Registration Statement on Form S-4

Filed May 16, 2022, as amended (the “Registration Statement”)

File No. 333-264986

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Granite Ridge Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:30 p.m., Eastern Time, on September 28, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Anne G. Peetz of Kirkland & Ellis LLP at (713) 836-3711, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GRANITE RIDGE RESOURCES, INC.

/s/ Alex J. Dunn
Alex J. Dunn
Chief Executive Officer and Chief Financial Officer